                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ---------------

                                 SCHEDULE 14D-9

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. __)

                            ClinTrials Research, Inc.
                            (NAME OF SUBJECT COMPANY)

                            ClinTrials Research, Inc.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     Common shares, par value $.01 per share
                         (TITLE OF CLASS OF SECURITIES)

                                   188767107
                     ((CUSIP) NUMBER OF CLASS OF SECURITIES)

                            ClinTrials Research, Inc.
                                 Paul Ottaviano
                             Chief Executive Officer
                                 (919) 460-9005

                     (Name, Address and Telephone Number of
             Person Authorized to Receive Notices and Communications
                  On Behalf of the Person(s) Filing Statement)

                                 with a copy to:

                                   Mark Manner
                   Harwell Howard Hyne Gabbert & Manner, P.C.
                           1800 First American Center
                         Nashville, Tennessee 37238-1800

[x]      Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.


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            CLINTRIALS RESEARCH ANNOUNCES DEFINITIVE MERGER AGREEMENT

FOR IMMEDIATE RELEASE

RESEARCH TRIANGLE PARK, NC, FEBRUARY 22, 2001 - ClinTrials Research, Inc. (NASDAQ: CCRO) ("ClinTrials") and Indigo Acquisition Corp. ("Indigo") announced today that they have entered into a definitive merger agreement for Indigo to acquire of all of the outstanding shares of ClinTrials for $6.00 per share in cash.

Under the terms of the agreement, Indigo will commence a tender offer for all of the outstanding shares of ClinTrials at $6.00 per share within seven business days. The tender offer will be subject to at least a majority of the outstanding ClinTrials shares, on a fully diluted basis, being validly tendered and not withdrawn. The tender offer will also be subject to regulatory approvals and other customary conditions. Any ClinTrials shares not acquired pursuant to a successful tender offer will be acquired in a subsequent merger at the same $6.00 per share cash price.

In connection with the execution of the merger agreement, Indigo has entered into an agreement with the holders of approximately 21% of ClinTrials outstanding shares under which such holders have agreed to tender their shares in the tender offer.

ClinTrials is a global contract research organization headquartered near Research Triangle Park, North Carolina with offices in Maidenhead, England; Glasgow, Scotland; Montreal, Canada; Brussels, Belgium; Paris, France; Melbourne, Australia; Tel Aviv, Israel; Milan, Italy; Warsaw, Poland; Madrid, Spain; and Munich, Germany. With more than 1500 employees, ClinTrials provides comprehensive research services, including monitoring, data management and biostatistics, medical and regulatory services to pharmaceutical, biotechnology and medical device clients.

Paul Ottaviano, Chief Executive Officer of ClinTrials said, "We are very pleased with this transaction from the perspective of shareholders. We believe the combination with Indigo will allow the combined company to maximize its potential in offering contract research services."

Indigo is a private, wholly-owned subsidiary of Inveresk Research Group Limited ("Inveresk"). Headquartered near Edinburgh, Scotland, Inveresk is a leading European provider of contract research services, primarily to the pharmaceutical and biotechnology industry.

Dr. Walter Nimmo, Chief Executive Officer of Inveresk, said today, "We are excited by the opportunity offered by the merger of Indigo and ClinTrials. The businesses are complementary. The combination represents a key step in the building of Inveresk's clinical trials business on a world-wide basis."

ClinTrials will announce later today its results for the fourth quarter and full year ended December 31, 2000.


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This release includes certain forward-looking statements that are based upon the belief of the management of ClinTrials, Indigo and Inveresk. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to the possible inability of Inveresk to complete the acquisition of ClinTrials. These uncertainties are in addition to the risk factors detailed in the Company's Securities and Exchange Commission filings and in the earnings press release.

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES OF CLINTRIALS. AT THE TIME THE OFFER IS COMMENCED, INDIGO WILL FILE A TENDER OFFER STATEMENT (INCLUDING RELATED TENDER OFFER DOCUMENTS SUCH AS AN OFFER TO PURCHASE AND A FORM OF LETTER OF TRANSMITTAL FOR SHAREHOLDERS OF CLINTRIALS) WITH THE SEC, AND CLINTRIALS WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH THE SEC. THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER AND SHAREHOLDERS OF CLINTRIALS ARE URGED TO READ THESE DOCUMENTS BEFORE MAKING A DECISION ABOUT THE OFFER. IN ADDITION, THE DOCUMENTS FILED BY INDIGO WILL BE AVAILABLE FREE OF CHARGE FROM THE SEC'S WEBSITE AT WWW.SEC.GOV.

CONTACT:

GCI
Christopher Gordon
(212) 886-3428

ClinTrials Research, Inc.
Paul Ottaviano
Chief Executive Officer
(919) 460-9005

                                                         CONTACT:

                                                         COLIN NEILL
                                                         CHIEF FINANCIAL OFFICER
                                                         (919) 462-2227

FOR IMMEDIATE RELEASE

                   CLINTRIALS RESEARCH REPORTS FOURTH QUARTER
                      AND FULL YEAR 2000 OPERATING RESULTS

RESEARCH TRIANGLE PARK, NC, February 22, 2001 -- ClinTrials Research Inc. (Nasdaq:CCRO), a global provider of preclinical and clinical research services to pharmaceutical, biotechnology and medical device clients, today announced operating results for the fourth quarter and full year ended December 31, 2000.

Net revenues in the fourth quarter were $30,012,000 compared with $24,297,000 in the same period of 1999, an increase of 23.5%. Net income for the fourth quarter of 2000 was $2,554,000 or $0.14 per share compared to a net loss of $3,298,000 or $0.18 per share for the fourth quarter of 1999. Both the diluted and basic income per share for the fourth quarter of 2000 was $0.14 compared to a loss of $0.18 per share for the same quarter a year ago.

During the fourth quarter, the Company successfully completed a large single milestone outcomes based contract and, as such, reported as earned all revenue ($3.7 million) related to this contract. This contract had extended over a fourteen month period and all revenues associated with the contract had been deferred pending successful completion, whereas costs were recognized as incurred.

New business authorizations during the fourth quarter were $34.1 million, and the year-end backlog at December 31, 2000 was $140.2 million. This is an increase of 42% from the December 31, 1999 backlog of $98.9 million.

For the year ended December 31, 2000, net revenue was $105,325,000 compared with $96,931,000 for 1999 an 8.7% increase. The Company's net loss was $4,227,000 for the year ended December 31, 2000 compared to a net loss of $7,045,000 for 1999, and both diluted and basic loss per share was $0.23 for 2000 compared to $0.39 per share for 1999.

ClinTrials Research announced earlier today that it has entered into a definitive merger agreement with Inveresk Research, Inc. ("Inveresk") pursuant to which a subsidiary will acquire all outstanding shares of the Company for $6.00 per share. Further details regarding the transaction are contained in the merger press release.

The Company cancelled its previously scheduled conference call for investment professionals on Friday, February 23.

ClinTrials Research is a global contract research organization headquartered near Research Triangle Park, North Carolina with offices in Montreal, Canada; Maidenhead, England; Glasgow, Scotland; Brussels, Belgium; Paris, France; Melbourne, Australia; Tel Aviv, Israel; Milan, Italy, Warsaw, Poland; Madrid, Spain; and Munich, Germany. With more than 1500 employees, ClinTrials Research provides comprehensive preclinical, clinical, and post-marketing research services, including monitoring, data management and biostatistics, medical and regulatory services to pharmaceutical, biotechnology and medical device clients.

For additional information about ClinTrials Research Inc., please visit our Website at www.clintrialsresearch.com.

Forward-looking statements made in this release involve a number of risks and uncertainties, including but not limited to risks and uncertainties regarding the merger contained in the merger press release, the Company's ability to obtain new business and to accurately estimate the timing of the recognition of net revenues due to variability in size, scope and duration of projects, regulatory delays, study results that lead to reductions or cancellations of projects, other decisions totally within the control of the clients, and targets of returning to profitability. Further, the Company's ability to achieve any year 2001 projections is highly dependent upon the continued inflow of new orders and related timing of starting work on projects awarded. These uncertainties are in addition to the risk factors detailed in the Company's Securities and Exchange Commission filings.

The condensed consolidated statements of operations and balance sheets are attached.

ClinTrials Research, Inc.

Condensed Consolidated Income Statements
(In thousands, except for per share data)

                                              Quarter Ended December 31         Year Ended December 31
                                              --------------------------      --------------------------
                                                 2000            1999            2000            1999
                                              ----------      ----------      ----------      ----------

Net service revenue                           $   30,012      $   24,297      $  105,325      $   96,931

Costs and expenses
   Direct costs                                   16,482          14,491          66,164          58,317
   S,G&A costs                                     9,337           9,226          35,749          36,034
   Depreciation and amortization                   1,357           1,410           5,888           6,155
   Write-off of purchase option costs                 --           2,178              --           2,178
   Gain on sale of Ovation                            --              --              --            (484)
   Nashville lease termination costs                  --              --              --             845
   Interest (income) expense, net                    (51)           (145)           (303)           (417)
                                              ----------      ----------      ----------      ----------

Income (loss) before income taxes             $    2,887      $   (2,863)     $   (2,173)     $   (5,697)
                                              ==========      ==========      ==========      ==========

Net Income (loss)                             $    2,554      $   (3,298)     $   (4,227)     $   (7,045)
                                              ==========      ==========      ==========      ==========

Earnings (loss) per share:

   Basic                                      $     0.14      $    (0.18)     $    (0.23)     $    (0.39)

   Diluted                                    $     0.14      $    (0.18)     $    (0.23)     $    (0.39)

Earnings (loss) per share excluding
write-off of purchase option costs

   Basic                                      $     0.14      $    (0.06)     $    (0.23)     $    (0.27)

   Diluted                                    $     0.14      $    (0.06)     $    (0.23)     $    (0.27)

Weighted average shares outstanding
  For Basic and Diluted EPS
  Computation:
     Basic                                        18,402          18,300          18,402          18,116

     Diluted                                      18,701          18,300          18,402          18,116

ClinTrials Research, Inc.

Condensed Consolidated Balance Sheet Information
 (In thousands)

                                                            December 31,    December 31,
                                                            ------------    ------------
                                                                2000            1999
                                                             ----------      ----------

Assets

Current Assets:
   Cash and cash equivalents                                 $    9,178      $    7,889
   Accounts receivable                                           35,408          31,084
   Other current assets                                           5,551           3,211
                                                             ----------      ----------
Total current assets                                             50,137          42,184
Property, plant and equipment, net                               38,305          39,505
Excess of purchase price over net assets acquired                31,923          34,304
Other assets                                                        411             411
                                                             ----------      ----------
                                                             $  120,776      $  116,404
                                                             ==========      ==========

Liabilities and Stockholders' Equity

Total current liabilities                                    $   35,312      $   25,873
Deferred income taxes                                             7,243           4,982
Long-term obligations                                               238             381
Stockholders' equity                                             77,983          85,168
                                                             ----------      ----------
                                                             $  120,776      $  116,404
                                                             ==========      ==========